================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            KINNARD INVESTMENTS, INC.
                       (Name of Subject Company [Issuer])

                              SW ACQUISITION, INC.
                                    (Bidder)

                           COMMON STOCK $.02 PAR VALUE
                         (Title of Class of Securities)
                                    497059105
                      (CUSIP Number of Class of Securities)

                                 ELDON C. MILLER
                              SW ACQUISITION, INC.
                        5500 WAYZATA BOULEVARD, SUITE 800
                              MINNEAPOLIS, MN 55416
                                 (612) 542-6000
            (Name, Address and Telephone numbers of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                            ALBERT A. WOODWARD, ESQ.
                              DANIEL R. KELLY, ESQ.
                                MAUN & SIMON, PLC
                        2000 MIDWEST PLAZA BUILDING WEST
                                801 NICOLLET MALL
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 904-7400

                           CALCULATION OF FILING FEE


------------------------------------------------------------------- ------------------------------------------------
                      TRANSACTION VALUATION(1)                                  AMOUNT OF FILING FEE(2)
------------------------------------------------------------------- ------------------------------------------------

                          $40,606,612.50                                               $8,121.32
------------------------------------------------------------------- ------------------------------------------------

(1) Estimated for purposes of calculating the filing fee only. The calculation is based on the purchase of an aggregate of 5,414,215 shares of Kinnard Investments, Inc., which (i) includes 4,895,415 shares of currently outstanding shares of Kinnard common stock as of November 4, 1999 as disclosed in Kinnard's Form 10-Q for the quarter ended September 30, 1999;
     (ii) includes 730,700 shares of Kinnard's common stock subject to outstanding options as of December 31, 1998 as disclosed in Kinnard's Form 10-K dated March 24, 1999; and (iii) excludes 211,900 shares of common stock owned directly or indirectly by the bidder.

(2)  Calculated based upon 1/50  of 1% of the transaction valuation.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:         Not applicable.                  Filing Party:   Not applicable.
         Form or Registration No.:       Not applicable.                  Date Filed:     Not applicable.
====================================================================================================================

                        (Continued on following page (s))
                               (Page 1 of 8 Pages)

                                 SCHEDULE 14D-1

(CUSIP NO. OF CLASS OF SECURITIES)                             PAGE 2 OF 8 PAGES
    497059105
--------------------------------------------------------------------------------
(1) Name of reporting person:  SW Acquisition, Inc.
    I.R.S. Identification Nos. of above persons (entities only)
      Applied for

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions).
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
(3) SEC use only


--------------------------------------------------------------------------------
(4) Source of funds (see instructions)

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f).
                                                                            |_|
--------------------------------------------------------------------------------
(6) Citizenship or place of organization

    Minnesota
--------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person.

    211,900
--------------------------------------------------------------------------------
(8) Check if the aggregate amount in Row (7) excludes certain shares (see instructions).
                                                                            |_|
--------------------------------------------------------------------------------
(9) Percent of class represented by amount in Row (7).

    4.3%
--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions).

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

(CUSIP NO. of Class of Securities)                             PAGE 3 OF 8 PAGES
     497059105
-------------------------------------------------------------------------------
(1)  Name of reporting person: Stockwalk.com Group, Inc.
     I.R.S. Identification Nos. of above persons (entities only)

     41-1756256
--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (see instructions).
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
(3)  SEC use only

--------------------------------------------------------------------------------
(4)  Source of funds (see instructions)

     BK, WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)
                                                                        |_|
--------------------------------------------------------------------------------
(6)  Citizenship or place of organization

     Minnesota
--------------------------------------------------------------------------------
(7)  Aggregate amount beneficially owned by each reporting person

     211,900
--------------------------------------------------------------------------------
(8) Check if the aggregate amount in Row (7) excludes certain shares (see instructions).
                                                                        |_|
--------------------------------------------------------------------------------
(9)  Percent of class represented by amount in Row (7)

     4.3%
--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions)

     HC, CO
--------------------------------------------------------------------------------

ITEM 1:  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Kinnard Investments, Inc., a Minnesota corporation (the "Company"), and the address of its principal executive offices is 920 Second Avenue South, Minneapolis, Minnesota 55402.

     (b) This Statement on Schedule 14D-1 relates to the offer by SW Acquisition, Inc., a Minnesota corporation and wholly-owned subsidiary of Stockwalk.com, Group, Inc., to purchase all of the outstanding shares of Common Stock, par value $.02 per share, (the "Shares"), of the Company at $7.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2:  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement on Schedule 14D-1 is filed by SW Acquisition, Inc., a Minnesota corporation (the "Purchaser") and Stockwalk.com Group, Inc. ("Stockwalk"). The Purchaser's and Stockwalk's business address is 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416. Information concerning the principal business of the Purchaser and Stockwalk is set forth in
Section 9 ("Certain Information Concerning the Purchaser and Stockwalk") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Purchaser and Stockwalk are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) Neither the Purchaser and Stockwalk, to the best of their knowledge, nor any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3: PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Stockwalk"), Section 10 ("Background of the Offer; Contacts with the Company") and Schedule II to the Offer to Purchase, is incorporated herein by reference.

ITEM 4:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5: PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction and Section 11 ("Purpose of the Offer and Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

                                Page 4 of 8 Pages

     (f) and (g) The information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6:  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) and (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Stockwalk") and Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 7: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Stockwalk"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8:  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9:  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      The information set forth in Section 8 ("Certain Information concerning the Purchaser and Stockwalk"), is incorporated herein by reference. The following documents filed with the Commission by Stockwalk (File No. 0-22247) pursuant to the Exchange Act are incorporated by reference in this Schedule 14D-1: Form 8-K, dated July 7, 1999, pages F-1 though F-19; and Form 10-Q for the quarter ended September 30, 1999.

ITEM 10:  ADDITIONAL INFORMATION.

      (a) The information set forth in Section 11 ("Purpose of the Offer, Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

      (b)-(d) The information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

      (e) The information set forth in the Introduction and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

      (f) The information set forth in (i) the Offer to Purchase, and (ii) the Letter of Transmittal is incorporated herein by reference.

ITEM 11:  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1) Offer to Purchase dated December 8, 1999.

      (a)(2) Form of Letter of Transmittal.

      (a)(3) Form of Notice of Guaranteed Delivery.

      (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                                Page 5 of 8 Pages

     (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Text of press release issued by the Purchaser dated December 6, 1999.

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(8) Form of summary advertisement dated December 8, 1999.

     (b) None.

     (c) None.

     (d) None.

     (e) Not applicable.

     (f) None.

                                Page 6 of 8 Pages

                                    SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1999                    SW ACQUISITION, INC.


                                                 By:    /s/  Paul R. Kuehn
                                                       -------------------------
                                                 Name:  Paul R. Kuehn
                                                 Title: President


     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1999                     STOCKWALK.COM GROUP, INC.


                                                 By:    /s/  Paul R. Kuehn
                                                       -------------------------
                                                 Name:  Paul R. Kuehn
                                                 Title: President

                                Page 7 of 8 Pages

                                 EXHIBIT INDEX

EXHIBIT
NAME

(a)(1)     Offer to Purchase dated December 8, 1999.
(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
(a)(6)     Text of press release issued by the Purchaser dated December 6, 1999.

(a)(7)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)     Form of summary advertisement dated December 8, 1999.

(b)        None.

(c)        None.

(d)        None.

(e)        Not applicable.

(f)        None.

                                Page 8 of 8 Pages